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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of: November, 2008
Commission File Number: 001-31583
NAM TAI ELECTRONICS, INC.
(Translation of registrant’s name into English)
Unit C, 17 Floor Edificio Comercial Rodrigues
599 da Avenida da,
Praia Grande, Macao
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

THIRD QUARTER NEWS RELEASE
Investor Contact: Anthony Chan
          E-MAIL: shareholder@namtai.com
Unit C, 17/F, Edificio Comercial Rodrigues
          WEB : www.namtai.com
599 da Avenida da Praia Grande, Macao, China
TEL: (853) 2835 6333 / FAX: (853) 2835 6262
NAM TAI ELECTRONICS, INC.
Q3 2008 Sales down 21.5%, Gross profit margin drop to 9.8% and EPS at 11 cents
MACAO, PRC — November 3, 2008 — Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTE) today announced its unaudited results for the third quarter and nine months ended September 30, 2008.
KEY HIGHLIGHTS
(In thousands of US Dollars, except per share data, percentages and as otherwise stated)

	Quarterly Results			Nine Months Results
	Q3 2008	Q3 2007	YoY(%)	9M 2008	9M 2007	YoY(%)
Net sales	$160,534	$204,485	(21.5)	$453,831	$593,886	(23.6)
Gross profit	$15,738	$26,038	(39.6)	$56,030	$65,984	(15.1)
% of sales	9.8%	12.7%	—	12.3%	11.1%	—
Operating income	$4,421	$13,940	(68.3)	$20,841	$32,991	(36.8)
% of sales	2.8%	6.8%	—	4.6%	5.6%	—
per share (diluted)	$0.10	$0.31	(67.7)	$0.47	$0.74	(36.5)
Net income	$4,912	$12,694	(61.3)	$45,082	$59,898	(24.7)
% of sales	3.1%	6.2%	—	9.9%	10.1%	—
Basic earnings per share	$0.11	$0.28	(60.7)	$1.01	$1.35	(25.2)
Diluted earnings per share	$0.11	$0.28	(60.7)	$1.01	$1.34	(24.6)
Weighted average number of shares (‘000)
Basic	44,804	44,804	—	44,804	44,509	—
Diluted	44,806	44,805	—	44,806	44,805	—
In addition to disclosing results determined in accordance with accounting principles generally accepted in the United States (“US GAAP”) as set forth in the table above, management utilizes a measure of operating income, net income and earnings per share on a non-GAAP basis that exclude certain income and expenses to better assess operating performance. Those non-GAAP financial measures exclude certain items, such as share-based compensation expenses and infrequent or unusual items such as gain on disposal of subsidiaries’ shares and gain on disposal of marketable securities. By disclosing the non-GAAP information, management intends to provide investors with additional information to analyze the Company’s performance, core results and underlying trends. Non-GAAP information is not determined using US GAAP; therefore, the information is not necessarily comparable to other companies and should not be used to compare the Company’s performance over different periods. Non-GAAP information should not be viewed as a substitute for, or superior to, net income or other financial data prepared in accordance with US GAAP as measures of our operating results or liquidity. Users of this financial information should consider the types of events and transactions for which adjustments have been made. See the table below for a reconciliation of non-GAAP amounts to amounts reported under US GAAP.
GAAP TO NON-GAAP RECONCILIATION
(In millions of US Dollars, except for per share (diluted) data and number of shares)

	Three months ended				Nine months ended
	September 30,				September 30,
	2008		2007		2008		2007
		per share		per share		per share		per share
	million	(diluted)	million	(diluted)	million	(diluted)	million	(diluted)
GAAP Operating Income	$4.4	$0.10	$13.9	$0.31	$20.8	$0.47	$33.0	$0.74
Add back:
- share-based compensation expenses(a)	—	—	—	—	1.2	0.03	0.3	0.01

Non-GAAP Operating Income	$4.4	$0.10	$13.9	$0.31	$22.0	$0.50	$33.3	$0.75

GAAP Net Income	$4.9	$0.11	$12.7	$0.28	$45.1	$1.01	$59.9	$1.34

Add back/(Less):
- share-based compensation expenses(a)	—	—	—	—	1.2	0.03	0.3	0.01
- gain on sale of subsidiaries’ shares (b)	—	—	—	—	(20.2)	(0.45)	(0.4)	(0.01)
- other income recovered from Tele-Art Inc. (in liquidation) (“Tele-Art”)(c)	—	—	—	—	(2.9)	(0.07)	—	—
- gain on disposal of marketable securities	—	—	—	—	—	—	(28.0)	(0.63)
Non-GAAP Net Income	$4.9	$0.11	$12.7	$0.28	$23.2	$0.52	$31.8	$0.71

Weighted average number of shares — diluted (‘000)	44,806		44,805		44,806		44,805

Notes:

(a)	The share-based compensation expenses included approximately $0.2 million attributable to options to purchase 75,000 shares granted in the second quarter of 2008 to non-employee directors in accordance with the Company’s practice of making annual option grants to its non-employee directors upon their election for the ensuing year and approximately $1.0 million principally attributable to options to purchase approximately 20 million shares granted by the Company’s Hong Kong Stock Exchange listed subsidiary, Nam Tai Electronic & Electrical Products Limited (“NTEEP”)(Stock Code : 2633), to certain of its executive directors and employees in the first quarter of 2008.

(b)	On March 4, 2008, Nam Tai completed the sale of its entire equity interest in J.I.C. Technology Company Limited (“JIC”), a Hong Kong Stock Exchange-listed subsidiary (Stock Code: 00987), to an independent third party. In this transaction, Nam Tai sold 572,594,978 shares of JIC, representing 74.99% of its outstanding share capital for cash of approximately $51 million, which resulted in a gain on disposal of approximately $20 million.

(c)	Other income totaling approximately $2.9 million was reported in the Company’s financial statements for the second quarter of 2008. This amount represents Nam Tai’s share of proceeds realized from the disposal for the account of Tele-Art.’s liquidator of 477,319 Nam Tai shares owned by Tele-Art and was paid to the Company in settlement of amounts previously funded by Nam Tai in connection with Tele-Art’s liquidation and in partial satisfaction of judgments in favor of Nam Tai against Tele-Art.

THIRD QUARTER REVIEW
Sales in the third quarter of 2008 were $160.5 million, a decrease of 21.5% as compared to sales of $204.5 million in the third quarter of 2007, mainly as a consequence of the continuing decline in business from the Company’s telecommunication component assembly (“TCA”) segment, a trend we have experienced since 2007 and which has continued and accelerated as a result of declining demand encountered in the mobile phone market and persistent pressure to lower unit prices. Net sales in the TCA segment for the third quarter of 2008 decreased by 20.0% compared to the same quarter of 2007. Sales of products in our liquid crystal display (“LCD”) product (“LCDP”) segment and from our consumer electronic and communication products (“CECP”) segment also decreased, by 6.0% and 27.0% respectively, during the third quarter of 2008, as compared to sales in the corresponding quarter of 2007. The drop in sales in our LCDP segment was mainly a consequence of the decrease in sales of our LCD module products. Sales in our CECP segment were principally affected by a decrease in sales of educational products and home entertainment devices.
The Company’s gross profit in the third quarter of 2008 was $15.7 million, a decrease of 39.6% as compared to $26.0 million in the third quarter of 2007, primarily resulting from the decline in 2008 sales. Gross profit margin in the third quarter of 2008 was 9.8% as compared to 12.7% in the third quarter of 2007. The lower margin was also caused by the increase in factory overhead costs and a shift of sales mix as relatively higher margin products, such as educational products and home entertainment devices, represented a smaller percentage of our quarterly sales in 2008.
Operating income in the third quarter of 2008 was $4.4 million, or $0.10 per share (diluted), compared to operating income of $13.9 million, or $0.31 per share (diluted) in the third quarter of 2007. Net income in the third quarter of 2008 was $4.9 million, compared to net income of $12.7 million in the third quarter of 2007. Basic and diluted earnings per share in the third quarter of 2008 were $0.11 per share, compared to basic and diluted earnings per share of $0.28 in the third quarter of 2007.
For the nine months ended September 30, 2008, Nam Tai’s net sales were $453.8 million, a decrease of 23.6% as compared to $593.9 million in the same period last year. Gross profit was $56.0 million, a decrease of 15.1% as compared to $66.0 million in the same period last year. Operating income for the first nine months in 2008 decreased 36.8% to $20.8 million, or $0.47 per share (diluted), compared to $33.0 million, or $0.74 per share (diluted), in the same period last year. Net income was $45.1 million, or $1.01 per share (diluted), a decrease of 24.7% as compared to $59.9 million or $1.34 per share (diluted) in the same period of last year.
The Company’s financial position remained strong at the end of the third quarter of 2008, with $250.5 million of cash and cash equivalents at September 30, 2008. During the third quarter, the Company made capital expenditures of $5.8 million and paid cash dividends of $9.8 million to shareholders of the Company and $2.8 million to minority shareholders of NTEEP. Besides, the Company continues to exercise rigorous corporate governance and control policies and is not involved in trading of any debt securities or financial derivative products.
NON-GAAP FINANCIAL INFORMATION
Non-GAAP operating income for the first nine months in 2008 was $22.0 million, or $0.50 per share (diluted), compared to non-GAAP operating income of $33.3 million, or $0.75 per share (diluted) for the same period last year. Non-GAAP net income for the first nine months in 2008 was $23.2 million or $0.52 per share (diluted), a decrease of 27.0% as compared to $31.8 million, or $0.71 per share (diluted), for the same period last year.

COMPANY OUTLOOK
In 2008, global economic conditions have experienced a downturn from the sequential effects of the subprime lending crisis, general credit market crisis, collateral effects on the finance and banking industries, volatile energy costs, concerns about inflation, slower economic activity, decreased consumer confidence, reduced corporate profits and capital spending, adverse business conditions and liquidity concerns. These conditions make it difficult for our customers, our vendors and us to forecast and plan future business activities or expansion accurately, and they appear to have caused and may continue to cause, companies worldwide to slow spending generally and our customers to slow ordering and spending on our products specifically. If our customers’ markets continue to deteriorate because of these macroeconomic effects, our business, financial condition and results of operations will in turn likely be materially and adversely affected.
We cannot predict the timing or duration of the economic slowdown or the timing or strength of any subsequent economic recovery of markets worldwide or in the electronics manufacturing services industry in which we serve. The global adverse economic conditions we currently face could result, and we expect, barring an unexpectedly swift reversal of global economic trends, will result, in negative effects to our results of operations over the next several quarters. The business environment for us is made even more difficult as we continue to face factors that have adversely affected our operations such as the appreciation of the exchange rate of the renminbi to the US dollar, and the adverse effects of changing tax and labor laws in the People’s Republic of China (“PRC”) and the resulting increases in our overhead expenses and income taxes.
Under these circumstances, management has continued our strategy to concentrate our efforts to improve manufacturing efficiencies, broaden our product offerings and diversify our customer base. In addition, we are planning to streamline our supporting service team in Hong Kong and Macao to reduce overhead costs and accelerate our efforts to strengthen management controls. In operations, dealing effectively with competitive pressures to reduce unit pricing and with short product lifecycles have always been, and remain, our challenge. The Company plans to concentrate on production efficiencies and improving resources utilization in order to foster Nam Tai’s ability to adapt readily to new product development and new requirements of customers.
EXPANSION PROJECTS
Construction of Nam Tai’s new factory building in Wuxi, Jiangsu Province of the PRC, the first of the Company’s three planned expansion projects, continues on schedule with completion still targeted for the first half of 2009 in order for the Company to be positioned to begin mass production in mid-2009. However, in view of prevailing global economic conditions and the emerging uncertainty in the business climate, management is giving serious consideration to postponing implementation of the second two stages of Nam Tai’s expansion plan consisting of the construction of a new factory in the Shenzhen Guangming Hi-Tech Industrial Park and the development of the Company’s second real estate site in Wuxi. The Company will reconsider the resumption of these expansion plans in mid-2009 by taking into account of the global economic conditions and business development of the Company.

SUPPLEMENTARY INFORMATION (UNAUDITED) IN THE THIRD QUARTER OF 2008
1. Quarterly Sales Breakdown
     (In thousands of US Dollars, except percentage information)

			YoY(%)	YoY(%)
Quarter	2008	2007	(Quarterly)	(Quarterly accumulated)
1st Quarter	147,129	191,571	(23.2)	(23.2)
2nd Quarter	146,168	197,830	(26.1)	(24.7)
3rd Quarter	160,534	204,485	(21.5)	(23.6)
4th Quarter	—	186,936	—	—
Total	453,831	780,822
2. Breakdown of Net Sales by Product Segment (as a percentage of Total Net Sales)

	2008		2007
	Q3	YTD	Q3	YTD
Segments	(%)	(%)	(%)	(%)
Consumer Electronic and Communication Products	41%	46%	44%	37%
Telecommunication Component Assembly	45%	41%	44%	52%
LCD Products	14%	13%	12%	11%
	100%	100%	100%	100%
3. Key Highlights of Financial Position

	As at September 30,		As at December 31,
	2008	2007	2007
Cash on hand (a)	$250.5 million	$257.7 million	$272.5 million
Ratio of cash (a) to current liabilities	1.61	1.74	1.87
Current ratio	2.69	2.81	2.83
Ratio of total assets to total liabilities	3.52	3.63	3.70
Return on equity	17.8%	24.3%	21.5%
Ratio of total liabilities to equity	0.45	0.44	0.45
Debtors turnover	75 days	53 days	45 days
Inventory turnover	23 days	17 days	17 days
Average payable period	81 days	59 days	56 days

Note: (a) Includes cash equivalents.
DIVIDENDS
The record date for the third quarter dividend of $0.22 per share is September 30, 2008 and the payment date is on or before October 21, 2008. The payment dates for the fourth quarter is scheduled to be on or before January 21, 2009.

The schedule for quarterly dividends paid and payable for fiscal year 2008 is as follows:

			Dividend
Quarterly Payment	Record Date	Scheduled Payment Date	(per share)
Q1/08	March 31, 2008	Paid on or before April 21, 2008	$0.22
Q2/08	June 30, 2008	Paid on or before July 21, 2008	$0.22
Q3/08	September 30, 2008	Paid on or before October 21, 2008	$0.22
Q4/08	December 31, 2008	On or before January 21, 2009	$0.22
Full Year 2008			$0.88
APPOINTMENT OF NEW PRESIDENT AND CHIEF EXECUTIVE OFFICER (ACTING)
Mr. Masaaki Yasukawa, Nam Tai’s Chief Executive Officer had tendered his resignation as Chief Executive Officer of the Company with immediate effect for personal reasons related to his family. Nam Tai’s Board accepted Mr. Yasukawa’s resignation and expressed sincere gratitude to him for his valuable contributions and guidance during his service to Nam Tai.
Ms. Wong Kuen Ling, Karene (Karene Wong), has been appointed as President and Chief Executive Officer (Acting) of Nam Tai with effect from November 1, 2008. Ms. Wong joined the Company in June 1989. In January 2001, Ms. Wong was promoted to managing director of a subsidiary of Nam Tai. She later held the position of chairman of NTEEP. After the reorganization of Nam Tai Group in 2007, she was re-designated as Chief Executive Officer of the NTEEP business unit, responsible for overseeing the overall business of the NTEEP business unit.
Nam Tai’s board of directors believes that Ms. Wong’s long service with Nam Tai and to the NTEEP Group and her familiarity and experience with its operations qualifies her for the position as the Company’s President and Chief Executive Officer (Acting) and is confident that she will exhibit the same abilities, dedication and acumen that she has demonstrated in each of the positions she has undertaken during her rise as a Nam Tai executive.
FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE
Statements in this press release, such as management’s plans to concentrate on production efficiencies and improving resources utilization in order to foster Nam Tai’s ability to adapt readily to new product development and the evolving and new requirements of existing and new customers and management’s estimates of when Nam Tai will be in a position to begin mass production at its new facility in Wuxi, Jiangsu Province, PRC, among other statements in this press release, are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may be identified by the use of words like “believes,” “intends,” “expects,” “plans” or “planned,” “may,” “will,” “should” or “anticipates,” or the negative equivalents of those words or comparable terminology, and involve risks and uncertainties. Such statements are based on current expectations and assumptions and reflect management’s views with respect to future events and may not actually occur during the periods indicated or at all and are not a guarantee of Nam Tai’s future performance. These forward-looking statements are, by their nature, subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements in this press release.
Whether the effects of management’s efforts on production efficiencies or resources utilization will achieve material improvements in production efficiencies or resources utilization, translate into increased sales, maintain or increase orders from existing customers, attract orders from new customers, improve or maintain Nam Tai’s profitability or profit margins or overcome or cope with adverse global economic conditions generally or the fallout from such conditions on Nam Tai’s business specifically, increasing taxes and labor costs from new tax and labor legislation in the PRC, whether management’s estimates of when construction of Nam Tai’s new manufacturing facility in Wuxi, Jiangsu Province, PRC will be completed and the new facility available for production will prove true, and whether material revenues from production at Nam Tai’s new Wuxi facility when construction is completed will materialize, will depend upon future sales orders and on Nam Tai’s actual ability to contain manufacturing costs and the level of capital expenditures required to complete construction and adequately staff and equip its added Wuxi manufacturing facilities. Product orders and Nam Tai’s operating income, available cash, cash flows, net income and levels of capital expenditures may be adversely affected by numerous factors including adverse global economic conditions generally and the growing uncertainties and fears regarding the world’s and nations’ economies, Nam Tai’s dependence on a few large customers; intense competition in the electronics industry in which the Company participates, particularly in markets that place constant pressure on the Company to reduce unit prices; continuing competitive pressures that adversely affect its profit margins; its operating results fluctuating and lacking predictability; risks relating to its doing business in the PRC such as arising from changes in governmental policies, trade regulation, currency exchange rates, particularly from the appreciation of the renminbi to the U.S. dollar which has occurred since June 2005 and has shown no signs of abating, inflation in the PRC and elsewhere globally; the timing and amount of significant orders from customers; Nam Tai’s success at attracting new customers, delays in product development and related product release schedules; obsolete inventory or product returns; warranty and other claims on products; technological shifts; the availability of competitive products of comparable quality at prices below Nam Tai’s prices; maturing product life cycles of the products manufactured by Nam Tai; concessions Nam Tai may make on product sale terms and conditions; implementation of operating cost structures that align with revenue, the financial condition of Nam Tai’s customers and vendors; the availability and increasing costs of materials and other components needed to manufacture Nam Tai’s products; potential shortages of materials or skilled labor needed for its planned expansion projects or for its existing facilities; unforeseen engineering problems, work stoppages, weather interference, flood, earthquake or other acts of God, delays in obtaining or failure to obtain necessary permits from regulatory authorities needed for completion of its planned new Wuxi facility or to continue existing operations, other unexpected project delays or unanticipated cost increases; risks of expanding into a new area of the PRC where Nam Tai’s has not yet conducted business, diversion of management’s attention to expansion and its management to a new location and to other business concerns; the impact of legislative actions, higher insurance costs and potential new accounting pronouncements; a worsening of relations between the PRC and the United States or Taiwan; the effects of terrorist activity and armed conflict that cause disruptions in general economic activity and changes in Nam Tai’s operations and security arrangements; the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome or Bird Flu, on general economic activity; or other changes in general economic conditions, including an exacerbation of the current global economic weaknesses that continue to adversely affect, or further reduce, demand for Nam Tai’s products. In addition, factors, among others, that could cause the market price of our shares to decline in the future could include further decreases in our revenues from those we reported in earlier periods, our operating results or those of our competitors or customers to meet the expectations of public market analysts and investors who follow the electronics manufacturing services, or EMS, industry, or one or more of the factors discussed in “Item 3. Key Information — Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2007 as filed on March 17, 2008 with the Securities and Exchange Commission (“SEC”).
For further information regarding risks and uncertainties associated with Nam Tai’s business, please refer to the “Management’s Discussion and Analysis of Results of Operations and Financial Condition”

and “Risk Factors” sections of Nam Tai’s SEC filings, including, but not limited to, its annual reports on Form 20-F, copies of which may be obtained from Nam Tai’s website at http://www.namtai.com.
All information in this press release is as of October 31, 2008 in Macao, Special Administrative Region of the People’s Republic of China. Nam Tai does not undertake any duty, and should not be expected, to update any forward-looking statement to conform the statement to actual results or changes in Nam Tai’s expectations.
ABOUT NAM TAI ELECTRONICS, INC.
We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD modules, RF modules, DAB modules, FPC subassemblies and image-sensor modules and PCBAs for headsets containing Bluetooth® wireless technology.1 These components are used in numerous electronic products, including mobile phones, laptop computers, digital cameras, electronic toys, handheld video game devices, and entertainment devices. We also manufacture finished products, including mobile phone accessories, home entertainment products and educational products. We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies.
Nam Tai’s operations are conducted by its subsidiary, Nam Tai Electronic & Electrical Products Limited (“NTEEP”), a Hong Kong Stock Exchange-listed company, in which Nam Tai owns approximately 74.88% of the outstanding share capital. In addition to reports that Nam Tai files with the SEC, which may be accessed through the SEC’s EDGAR database at http://www.sec.gov, interested investors may review the website of The Stock Exchange of Hong Kong at www.hkex.com.hk to obtain information that NTEEP is required to file under applicable rules of the Hong Kong Stock Exchange. The stock code of NTEEP on The Stock Exchange of Hong Kong is 2633. Investors are reminded to exercise caution when assessing information from the Hong Kong Stock Exchange and not to deal with the shares of Nam Tai based solely upon reliance on such information.

1	The Bluetooth® word mark and logos are owned by the Bluetooth SIG, Inc. and any use of such marks by Nam Tai is under license.

NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE PERIODS ENDED SEPTEMBER 30, 2008 AND 2007
(In Thousands of US Dollars except share and per share data)

	Unaudited		Unaudited
	Three months ended		Nine months ended
	September 30		September 30
	2008	2007	2008	2007

Net sales	$160,534	$204,485	$453,831	$593,886
Cost of sales	144,796	178,447	397,801	527,902

Gross profit	15,738	26,038	56,030	65,984

Costs and expenses
Selling, general and administrative expenses	8,484	9,489	27,315	25,782
Research and development expenses	2,833	2,609	7,874	7,211

	11,317	12,098	35,189	32,993

Operating Income	4,421	13,940	20,841	32,991

Other income, net	244	1,071	6,731	1,394
Gain on disposal of marketable securities	—	—	—	43,815
Gain on sales of subsidiaries’ shares	—	—	20,206	390
Interest income	1,583	2,349	4,873	6,823
Interest expense	(103)	(121)	(246)	(331)

Income before income taxes and minority interests	6,145	17,239	52,405	85,082
Income taxes	(351)	(1,211)	(1,852)	(5,125)

Income before minority interests	5,794	16,028	50,553	79,957
Minority interests	(882)	(3,334)	(5,471)	(20,059)

Net income	$4,912	$12,694	$45,082	$59,898

Earnings per share
Basic	$0.11	$0.28	$1.01	$1.35

Diluted	$0.11	$0.28	$1.01	$1.34

Weighted average number of shares (‘000’)
Basic	44,804	44,804	44,804	44,509
Diluted	44,806	44,805	44,806	44,805

NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT SEPTEMBER 30, 2008 AND DECEMBER 31, 2007
(In Thousands of US Dollars)

	Unaudited	Audited
	September 30	December 31
	2008	2007
		(Note)
ASSETS
Current assets:
Cash and cash equivalents	$250,508	$272,459
Accounts receivable, net	124,568	95,802
Entrusted loan receivable (Note 1)	8,185	—
Inventories	32,739	32,356
Prepaid expenses and other receivables	3,820	5,803
Income tax recoverable	—	5,483
Deferred tax assets — current	1,257	54

Total current assets	421,077	411,957

Property, plant and equipment, net	90,978	94,669
Land use right	13,667	3,930
Deposits for property, plant and equipment	555	536
Prepayment for land use right	—	9,019
Goodwill	20,296	20,296
Deferred tax assets	3,498	3,192
Other assets	1,219	1,219

Total assets	$551,290	$544,818

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Notes payable	$—	$4,580
Long-term bank loans — current portion	—	1,990
Entrusted loan payable (Note 1)	8,185	—
Accounts payable	117,580	107,326
Accrued expenses and other payables	19,434	21,690
Dividend payable	9,856	9,509
Income tax payable	928	556

Total current liabilities	155,983	145,651

Long-term bank loans — non-current portion	—	1,558
Deferred tax liabilities	566	—

Total liabilities	156,549	147,209

Minority interests	48,088	67,428

Shareholders’ equity:
Common shares	448	448
Additional paid-in capital	282,855	281,895
Retained earnings	63,358	47,846
Accumulated other comprehensive loss (Note 2)	(8)	(8)

Total shareholders’ equity	346,653	330,181

Total liabilities and shareholders’ equity	$551,290	$544,818

Note:	Information extracted from the audited financial statements is included in the 2007 Form 20-F of the Company filed with the Securities and Exchange Commission on March 17, 2008.

NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED SEPTEMBER 30 2008 AND 2007
(In Thousands of US Dollars)

	Unaudited		Unaudited
	Three months ended		Nine months ended
	September 30		September 30
	2008	2007	2008	2007
CASH FLOWS (USED IN) FROM OPERATING ACTIVITIES
Net income	$4,912	$12,694	$45,082	$59,898
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization of property, plant and equipment and land use right	5,433	5,518	16,744	15,831
Net loss (gain) on disposal of property, plant and equipment	3	(21)	5	23
Dividend withheld	—	—	(305)	—
Gain on disposal of marketable securities	—	—	—	(43,815)
Gain on sales of subsidiaries’ sales	—	—	(20,206)	(390)
Share-based compensation expenses	48	36	1,206	353
Minority interests	882	3,334	5,471	20,059
Deferred income taxes	(574)	(44)	(943)	(1,915)
Unrealized exchange gain	(257)	(1,450)	(3,940)	(442)
Changes in current assets and liabilities:
(Increase) decrease in accounts receivable	(43,473)	(14,082)	(28,917)	1,927
(Increase) decrease in inventories	(10,482)	3,715	(383)	(2,248)
(Increase) decrease in prepaid expenses and other receivables	(103)	(1,455)	1,902	(1,746)
Decrease (increase) in income taxes recoverable	3,544	(5,204)	5,439	(2,383)
(Decrease) increase in notes payable	(2,571)	(4,889)	(4,580)	688
Increase (decrease) in accounts payable	39,880	1,766	10,254	(12,912)
Increase (decrease) in accrued expenses and other payables	30	1,724	(2,219)	3,456
(Decrease) increase in income tax payable	(229)	(293)	526	1,473

Total adjustments	(7,869)	(11,345)	(19,946)	(22,041)

Net cash (used in) provided by operating activities	$(2,957)	$1,349	$25,136	$37,857

CASH FLOWS (USED IN) FROM INVESTING ACTIVITIES
Net cash inflow from disposal of subsidiaries	—	—	6,671	—
Purchase of property, plant and equipment	(5,801)	(2,716)	(13,469)	(10,436)
Decrease (increase) in deposits for purchase of property, plant and equipment	725	(794)	(224)	(1,118)
Increase in other assets	—	(36)	—	(36)
Increase in prepayment for land use right	—	—	(663)	(736)
Increase in entrusted loan receivable	(19)	—	(8,185)	—
Acquisitions of additional shares in subsidiaries	(876)	—	(2,906)	(13,808)
Proceeds from disposal of property, plant and equipment	1	412	31	426
Proceeds from disposal of marketable securities	—	—	—	53,914
Proceeds from sales of subsidiaries’ shares	—	—	—	7,287

Net cash (used in) provided by investing activities	$(5,970)	$(3,134)	$(18,745)	$35,493

CASH FLOWS USED IN FINANCING ACTIVITIES
Cash dividends paid	$(12,695)	$(12,440)	$(37,819)	$(38,488)
Proceeds from entrusted loan	19	—	8,185	—
Repayment of bank loans	—	(437)	(2,648)	(1,312)
Proceeds from bank loans	—	2,670	—	2,670

Net cash used in financing activities	$(12,676)	$(10,207)	$(32,282)	$(37,130)

Net (decrease) increase in cash and cash equivalents	(21,603)	(11,992)	(25,891)	36,220
Cash and cash equivalents at beginning of period	271,854	268,288	272,459	221,084
Effect of exchange rate changes on cash and cash equivalents	257	1,450	3,940	442

Cash and cash equivalents at end of period	$250,508	$257,746	$250,508	$257,746

NAM TAI ELECTRONICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL INFORMATION (Unaudited)
FOR THE PERIODS ENDED SEPTEMBER 30, 2008 AND 2007
(In Thousands of US Dollars)
1.	The entrusted loan represents the loan arrangement between two subsidiaries, Namtai Electronic (Shenzhen) Co., Ltd. as the entrusting party and Jetup Electronic (Shenzhen) Co., Ltd. as the borrower, via HSBC Bank (China) Company Limited, Shenzhen Branch as the lender.
2.	Accumulated other comprehensive loss represents foreign currency translation adjustments. The comprehensive income of the Company was $45,082 and $49,818 for the nine months ended September 30, 2008 and September 30, 2007, respectively.
3.	Business segment information — The Company operates primarily in three segments, the Consumer Electronic and Communication Products (“CECP”) segment, Telecommunication Component Assembly (“TCA”) segment, and the LCD Products (“LCDP”) segment.

	Unaudited		Unaudited
	Three months ended		Nine months ended
	September 30		September 30
	2008	2007	2008	2007

NET SALES :
- CECP	$65,884	$90,275	$209,062	$220,566
- TCA	72,557	90,702	183,715	310,710
- LCDP	22,093	23,508	61,054	62,610

Total net sales	$160,534	$204,485	$453,831	$593,886

NET INCOME (LOSS) :
- CECP	$6,530	$8,835	$21,472	$48,815
- TCA	(545)	3,745	3,656	10,906
- LCDP	(317)	282	(415)	846
- Corporate	(756)	(168)	20,369	(669)

Total net income	$4,912	$12,694	$45,082	$59,898

	Unaudited	Audited
	Sep 30,	Dec. 31,
	2008	2007

IDENTIFIABLE ASSETS BY SEGMENT:
- CECP	$216,928	$212,098
- TCA	148,304	150,963
- LCDP	66,862	64,628
- Corporate	119,196	117,129

Total assets	$551,290	$544,818

NAM TAI ELECTRONICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL INFORMATION (Unaudited)
FOR THE PERIODS ENDED SEPTEMBER 30, 2008 AND 2007
(In Thousands of US Dollars)
4.	A summary of the net sales, net income and long-lived assets by geographic areas is as follows:

	Unaudited		Unaudited
	Three months ended		Nine months ended
	September 30		September 30
	2008	2007	2008	2007

NET SALES FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong and Macao:
Unaffiliated customers	$160,534	204,485	$453,831	593,886
Intercompany sales	18	63	136	212

- Intercompany eliminations	(18)	(63)	(136)	(212)

Total net sales	$160,534	$204,485	$453,831	$593,886

NET INCOME FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong and Macao	$1,288	$8,555	$12,541	$45,925
- Hong Kong & Macao	3,624	4,139	32,541	13,973

Total net income	$4,912	$12,694	$45,082	$59,898

	Unaudited	Audited
	Sep 30,	Dec. 31,
	2008	2007

LONG-LIVED ASSETS WITHIN:
- PRC, excluding Hong Kong and Macao	$104,448	$98,441
- Hong Kong and Macao	197	158

Total long-lived assets	$104,645	$98,599

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI ELECTRONICS, INC.
Date November 10, 2008	By:	/s/ Chan Sze Chung (Anthony Chan)
		Name:	Chan Sze Chung (Anthony Chan)
		Title:	Chief Financial Officer (Acting)